Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3), and related Base Prospectus of Nkarta, Inc. for the registration of up to $500,000,000 of its common stock, preferred stock, debt securities, warrants, rights and units, and related At-the-Market Offering Prospectus for the registration of up to $150,000,000 of its common stock, and to the incorporation by reference therein of our report dated March 25, 2021, with respect to the financial statements of Nkarta, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California
August 12, 2021